EXHIBIT 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization

Jazz Pharmaceuticals Ireland Limited	Ireland
Jazz Financing I Limited	Ireland
Jazz Pharmaceuticals, Inc.	Delaware
Jazz Pharmaceuticals (EUSA Pharma Holdings) Inc.	Delaware
Jazz Pharmaceuticals International Limited	Bermuda
Jazz Pharmaceuticals International II Limited	Bermuda
Jazz Pharmaceuticals International III Limited	Bermuda
EUSA Pharma International Limited	Gibraltar
EUSA Pharma SAS	France
EUSA Pharma Holdings SAS	France
EUSA Pharma (Luxembourg) S.à.r.l.	Luxembourg
EUSA Pharma (Europe) Limited	United Kingdom
Jazz Pharmaceuticals Italy S.p.A.	Italy
Gentium S.p.A.	Italy
Gentium GmbH	Switzerland